Notice Document
Dated: May 1, 2024
Spinnaker® Choice Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Spinnaker® Choice Variable Annuity contains more information about the Contract, including its features, benefits, and risks. You can find the prospectus and other information about Spinnaker® Choice Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Spinnaker® Choice Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2008, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain contract features that have changed since the Notice Document dated May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Spinnaker® Choice Variable Annuity Contract.

Please note the following Portfolio changes:

•Effective on or about April 26, 2024, Lincoln Financial adopted certain American Century Variable Portfolios. As a result, the following American Century Portfolios have changed their names as noted below.

Old Name	New Name
American Century VP Balanced Class I	LVIP American Century Balanced Fund Standard Class II
American Century VP Inflation Protection Fund Class II	LVIP American Century Inflation Protection Fund Service Class
American Century VP International Fund Class I	LVIP American Century International Fund Standard Class II
American Century VP Large Company Value Fund Class II	LVIP American Century Large Company Value Fund Service Class
American Century VP Ultra® Fund Class I	LVIP American Century Ultra Fund Standard Class II
Reminder:
Effective November 1, 2023, the communications address for Symetra Life Insurance Company changed. All communications to Symetra Life should be directed as follows:

For general correspondence, all written communications, including additional Purchase Payments, and other transactional inquiries, please contact us at:

Symetra Life Insurance Company
PO Box 674423
Houston, TX 77267-4423

For overnight mail:
Symetra Life Insurance Company
14710 John F Kennedy Blvd, Suite 140
Houston, TX 77032-3725

Spinnaker Choice Variable Annuity                                        Page 1 of 6

KEY INFORMATION
Important information you should consider about the Contract. For more information, see the Spinnaker® Choice Variable Annuity Prospectus dated May 1, 2008, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	A Withdrawal Charge of $25 or 2% of the amount withdrawn, whichever is less, will apply to each withdrawal after the first withdrawal each Contract Year.
Transaction Charges	A Transfer Charge of $10 or 2% of the amount transferred, whichever is less, will apply upon each transfer in excess of 12 transfers in a Contract Year.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract data page for information about the specific fees you will pay each year based on the options you have elected.
	Annual Fee	Minimum	Maximum
	Base Contract (1)	1.85%	3.23%
	Investment options (Portfolio fees and expenses) (2)	0.26%	1.64%
	Optional benefits available for an additional charge (for a single optional benefit, if elected) (3)	0.20%	0.20%

(1) Base Contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Contract Value, and the annual Contract fee, which is a fixed dollar amount.
(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).
(3) As a percentage of the average daily Contract Value invested in the Sub-accounts.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add charges that substantially increase costs.

	Lowest Annual Cost: $1,675.10	Highest Annual Cost: $3,799.46

The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes and Portfolio Company fees and expenses
•No optional benefits are selected
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes, optional benefits and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract.
Spinnaker Choice Variable Annuity                                        Page 2 of 6

RISKS
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawal charges will reduce the value of your Contract if you withdraw money during the Accumulation Phase. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Contract is subject to the risks related to Symetra Life Insurance Company. Any obligations, including obligations related to the Symetra Fixed Account, guarantees, and benefits provided for under the Contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports

RESTRICTIONS
Investments
You may allocate amounts under the Contract to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to Contract Owners who have been continuously invested in them as of a certain date. Once a Contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Contract Owner for investment. A transfer charge may apply for each transfer in excess of 12 transfers in a Contract Year. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract.

Optional Benefits
The Guaranteed Minimum Death Benefit Annual Reset Rider (“GMDB - Annual Reset”) was only available for Contracts purchased between April 30, 2004 and April 30, 2010.

The Earnings Enhancement Benefit Rider (“EEB”) was available only for non-qualified Contracts purchased between April 30, 2004 and April 30, 2010.

For Contracts purchased on or after April 30, 2004, the maximum amount that we will add to your Contract to satisfy the guaranteed minimum death benefit, GMDB - Annual Reset, and EEB is limited to a total of $1 million.

TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of owning the Contract. Your Contract may have been purchased as a qualified contract that provides you certain tax deferral features under the Internal Revenue Code. You do not have to purchase an annuity contract to obtain the same type of tax deferral as provided by other qualified retirement arrangements.
All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Contract will be subject to ordinary income tax, and may be subject to tax penalties.

Spinnaker Choice Variable Annuity                                        Page 3 of 6

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Contract.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Contract for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000003368
Spinnaker Choice Variable Annuity                                        Page 4 of 6

APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of Portfolios available under the Contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2023)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2023)
			1 Year	5 Year	10 Year
Asset Allocation	LVIP American Century Balanced Fund Standard Class II American Century Investment Management, Inc.	0.77%**	16.12%	8.20%	NA
Taxable Bond	LVIP American Century Inflation Protection Fund Service Class American Century Investment Management, Inc.	0.77%**	3.60%	2.90%	2.16%
International Equity	LVIP American Century International Fund Standard Class II American Century Investment Management, Inc.	0.95%**	12.43%	8.12%	3.91%
U.S. Equity	LVIP American Century Large Company Value Fund Service Class American Century Investment Management, Inc.	0.85%**	3.88%	10.53%	7.74%
U.S. Equity	LVIP American Century Ultra Fund Standard Class II (5) American Century Investment Management, Inc.	0.75%**	43.27%	19.07%	14.47%
U.S. Equity	BNY Mellon Investment Portfolios MidCap Stock Portfolio - Initial Shares (3) BNY Mellon Investment Advisors, Inc.	0.80%**	18.31%	10.70%	7.44%
Sector Equity	BNY Mellon Investment Portfolios Technology Growth Portfolio - Initial Shares BNY Mellon Investment Advisors, Inc.	0.78%	59.42%	15.59%	13.22%
U.S. Equity	BNY Mellon Stock Index Fund, Inc. - Service Shares BNY Mellon Investment Advisors, Inc.	0.52%	25.60%	15.09%	11.47%
U.S. Equity	Fidelity® VIP ContrafundSM Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.56%	33.45%	16.65%	11.61%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio℠ - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.47%	10.65%	12.30%	8.58%
U.S. Equity	Fidelity® VIP Growth Portfolio - Initial Class (3) Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.58%	36.24%	19.64%	14.80%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.82%	14.80%	12.17%	7.85%
Money Market	Fidelity® VIP Government Money Market Portfolio - Service Class 2 Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.52%	4.63%	1.57%	0.97%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 (1) Franklin Advisers, Inc.	0.90%**	43.77%	13.76%	10.37%
Asset Allocation	Franklin Income VIP Fund - Class 2 Franklin Advisers, Inc.	0.71%**	8.62%	6.98%	5.01%
Asset Allocation	Franklin Mutual Shares VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.93%	13.46%	7.82%	5.43%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 (1) Franklin Mutual Advisers, LLC	0.91%**	12.75%	11.06%	7.04%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 (1) Franklin Advisers, Inc.	1.08%**	26.74%	13.51%	8.96%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 Franklin Advisers, Inc.	0.77%	4.47%	0.22%	0.73%
Spinnaker Choice Variable Annuity                                        Page 5 of 6

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2023)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2023)
			1 Year	5 Year	10 Year
International Equity	Templeton Developing Markets VIP Fund - Class 2 Templeton Asset Management Ltd. Sub-advised by Franklin Templeton Investment Management Limited	1.35%**	12.62%	4.22%	2.32%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 Franklin Advisers, Inc.	0.75%**	2.88%	(2.13)%	(0.66)%
International Equity	Templeton Growth VIP Fund - Class 2 Templeton Global Advisors Limited	1.12%**	21.01%	6.47%	3.24%
Sector Equity	Invesco V.I. Global Real Estate Fund - Series I (3) Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited	1.02%	9.05%	2.11%	3.10%
International Equity	Invesco V.I. EQV International Equity Fund - Series I (2) (4) Invesco Advisers, Inc.	0.90%	17.86%	8.15%	4.07%
International Equity	Invesco V.I. EQV International Equity Fund - Series II (2) Invesco Advisers, Inc.	1.15%	18.15%	8.42%	4.33%
U.S. Equity	LVIP JPMorgan Mid Cap Value Fund - Standard Class Lincoln Investment Advisors Corporation Sub-advised by J.P. Morgan Investment Management Inc.	0.74%	10.91%	10.98%	8.05%
Commodities	PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class Pacific Investment Management Company LLC	1.48%**	(7.85)%	8.55%	(0.80)%
U.S. Equity	Pioneer Equity Income VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.08%	6.76%	9.25%	8.21%
Taxable Bond	Pioneer High Yield VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.20%**	11.44%	3.86%	3.06%
Taxable Bond	Pioneer Strategic Income VCT Portfolio - Class II Shares Amundi Asset Management US, Inc.	1.06%**	7.81%	2.46%	2.42%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	11.70%	7.18%	7.29%
We do not guarantee that each Portfolio will be available for investment through the Contract.

(1)The Portfolio is only available if you have been continuously invested in it since April 30, 2009.
(2)If Class I/Series I shares are available to a contract Owner, we will allocated investments to the Class I/Series I fund.
(3)The Portfolio is only available if you have been continuously invested in it since April 30, 2006.
(4)The Portfolio is only available if you have been continuously invested in it since March 14, 2006.
(5)The Portfolio is only available if you have been continuously invested in it since March 15, 2007.

* Fidelity, the Fidelity Investments Logo, Contrafund, and Equity Income are registered service marks of FMR LLC.  Used with permission.

** Annual Expenses reflect a temporary fee reduction.
Spinnaker Choice Variable Annuity                                        Page 6 of 6